Mail Stop 3561

August 28, 2007

Mr. David P. Smeltzer
Chief Financial Officer
Aqua America, Inc.
762 W. Lancaster Avenue
Bryn Mawr, Pennsylvania 19010-3489

> **Re:** **Aqua America, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed February 28, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007**
> **and June 30, 2007**
> **Filed May 8, 2007 and August 6, 2007**
> **File No. 1-06659**

Dear Mr. Smeltzer:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 15

1.   In future filings, please revise your presentation of the contractual obligations
      table to conform exactly to the tabular format prescribed by paragraph (a)(5)(i) of
      Item 303 of Regulation S-K. In this regard, we note that your "Payments Due By
      Period" categories of 2007, 2008, 2009, 2010, 2011 and thereafter do not comply
      with the prescribed requirements.

Financial Statements

Consolidated Statements of Cash Flows, page 27

2.   We note from your disclosure on page 31 that you included stock-based employee
      compensation expense of $290,000 and $266,000 in reported net income during
      the years ended December 31, 2005 and 2004. If applicable, please present these
      amounts in the "Stock-based compensation" reconciling line item in your
      statements of cash flows in future filings.

Summary of Significant Accounting Policies

Goodwill, page 30

3.   Please explain the nature of the $1.8 million reclassification of goodwill to utility
      plant acquisition adjustment made during fiscal 2006.

Customers' Advances for Construction and Contribution in Aid of Construction, page 30

4.   We note from your disclosure that contributed property is generally not
      depreciated but that certain of your subsidiaries do depreciate contributed
      property and amortize contributions in aid of construction at the composite rate of
      the related property. Please tell us and disclose in future filings the underlying
      reasons for these differing practices. Please also tell us and disclose the rate-
      making treatment for contributions in aid of construction and how that treatment
      impacts your accounting.

Pension Plans and Other Postretirement Benefits, page 45

5.   Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Segment Information, page 52

6.   We note from your "Recognition of Revenues" policy discussion on page 28 that your Regulated segment includes non-regulated revenues that totaled $13,525 in 2006, $13,161 in 2005 and $11,556 in 2004. Please provide us with a description of the services underlying these revenues and support the basis for your conclusion that these revenues should be reported as a component of the Regulated segment.

Exhibit 31.1 and 31.2

7.   We note that you replace the word "report" with the words "annual report" in paragraphs 2, 3, and 4(a) of your certifications. In future filings, please revise your certifications to include the exact language as set forth in Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the quarterly period ended June 30, 2007 whereby your certifications refer to your "quarterly report".

8.   We note that paragraph 4(d) of your certifications does not include the phrase, "the registrant's fourth fiscal quarter in the case of an annual report." In future filings, please revise paragraph 4(d) of your certifications to include this phrase. This comment also applies to your Form 10-Q for the quarterly period ended June 30, 2007.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas at (202) 551-3722 or, in her absence, Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief